UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Completes Acquisition of Honda Elesys Co., Ltd. and Announces Outline of Its New Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on March 31, 2014, in Kyoto, Japan

Nidec Completes Acquisition of Honda Elesys Co., Ltd.

and Announces Outline of Its New Subsidiaries

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) today announced that it has completed the acquisition of all of the shares in Honda Elesys Co., Ltd. (“Elesys”) from Honda Motor Co., Ltd., NEC Corporation, Showa Corporation and Nissin Kogyo Co., Ltd. on March 31, 2014 (the “Transaction”).

As a result of the Transaction, Elesys became a consolidated subsidiary of Nidec, as outlined below:

1.

Outline of New Subsidiaries

A.  Company Names

Japan:	NIDEC ELESYS CORPORATION
US:	NIDEC ELESYS AMERICAS CORPORATION
China:	NIDEC ELESYS (ZHONGSHAN) CORPORATION
Thailand:	NIDEC ELESYS (THAILAND) CO., LTD.

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B.  Outline of NIDEC ELESYS CORPORATION

(1) Headquarters:

North Square I, Yokohama Business Park

134 Godo-cho, Hodogaya-ku, Yokohama City, Kanagawa, Japan

(2) Directors and Officers:

Representative Director and Chairman of the Board of Directors (non-executive):	Bunsei Kure (Director and Executive Vice President of Nidec)
Representative Director and President:	Katsuhiko Takebe
Senior Vice President:	Mitsuhiro Ohama
Senior Vice President:	Toshiyuki Mieno
Director:	Michihiro Kumashiro
Director:	Toshiyuki Taniguchi
Director:	Sunao Saeki
Director (non-executive):	Kazuya Hayafune (Director and First Senior Vice President of Nidec)
Director (non-executive):	Toyohei Nakajima (Vice President of Nidec)
Corporate Auditor:	Kenji Kamijo
Corporate Auditor (part-time):	Yoshihisa Kitao (Vice President of Nidec)

(3) Principal Locations of Operation:

Kanagawa Prefecture (Japan), US, China, and

Thailand

(4) Principal Businesses:

Development, manufacturing and sale of automobile electronic control units for car bodies

(5) Employees:

875 (as of March 2014, consolidated)

2.

Future Operation Policy

Elesys is one of the world-leading electronics system manufacturers that develops, manufactures and sells electronic control units for automobiles.

In the market of electric power steering (EPS) motors, integration with electronic control unit (power-pack) is increasingly required.  By combining the Company’s EPS motors with Elesys’ electronic control units (ECU), the motor business has the potential to be transformed into a module business, facilitating a great stride for the Company toward the Company’s goal to be the “world’s top global mega supplier” in the area of automotive components.

As automotive motors (in addition to EPS, motors for engine cooling fans, power windows and sun roofs etc.) are expected to be integrated with ECUs at an increasingly accelerated rate, the Company seeks to expand the power-pack business.

The Company aims to enter into the main traction motor market for electric/hybrid cars in the future, and the Transaction is expected to enable the Company to make proposals for new systems in that market by applying the strengths of Elesys relating to systems.

Additionally, the Company seeks to expand its business through collaborations with its group companies that manufacture automobile-related products.

In addition to product technologies, the Company intends to pursue synergies in global development of business, development and manufacturing bases.

The Company also plans to pursue growth in the area of advanced safety technologies in which Elesys is a front-runner of research and development by utilizing the management resources of Nidec Group.

3.

Effect on Financial Performance for the Current Fiscal Year

The impact of the Transaction described herein on the Company’s consolidated financial performance for the current fiscal year is not expected to be significant.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully integrating the acquired business with the Nidec Group, the anticipated benefits of the planned transaction not being realized, changes in general economic conditions particularly in the automobile, computer, information technology, home appliance, industrial and commercial machinery and equipment, and related product markets, shifts in technology or user preferences for particular technologies, and changes in business and regulatory environments.  The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as required by law.

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